UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Commercial Metals Company

(Exact Name of Registrant as Specified in Charter)

Delaware	0-4304	75-0725338
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

6565 N. MacArthur Blvd. Irving, Texas	75039
(Address of Principal Executive Offices)	(Zip Code)

Paul K. Kirkpatrick

Vice President, General Counsel and Secretary

(214) 689-4300

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report

This is the Conflict Minerals Report for Commercial Metals Company together with its consolidated subsidiaries (collectively “CMC”) for the year ending December 31, 2014. The report is offered in compliance with Section 13(p) of Rule 13p-1 (the “Rule”) of the Securities Exchange Act of 1934, as amended.

The Rule was adopted by the Securities and Exchange Commission to establish reporting and disclosure requirements in support of mandates under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Conflict Minerals Act”).

CMC manufactures, recycles and markets steel and metal products, related materials and services through a network including steel mills, commonly referred to as “minimills”, steel fabrication and processing plants, construction-related product warehouses, metal recycling facilities and marketing and distribution offices in the United States and in strategic international markets. CMC’s core business is the manufacture and sale of steel products. CMC operates steel mills in the United States and Poland. CMC’s vertical integration model is evident in supporting businesses, including a network of recycling facilities which process and market post-consumer scrap materials, as well as an international marketing and distribution network engaged in the trade of steel and other products, including mineral-based materials used in metal production and in other industries.

CMC conducted a centrally coordinated product review to identify conflict minerals, as defined in Form SD, Section 1, Item 1.01(d)(3), which exist in products manufactured by CMC or contracted for manufacture by CMC, and which are necessary to the functionality and production of those products. The review for the year ending December 31, 2014 engaged procurement and product experts across all product lines and business units. The review identified only tin and tantalum contained in tinplate, tantalum oxide, certain brass sheet, plate and rod, certain phosphor bronze rod and strip, and certain copper alloy tube as meeting the criteria. With regard to products manufactured by CMC, it is our finding that any conflict minerals originated solely from scrap metal sources and are otherwise unnecessary to the functionality or production of the manufactured product. While some residual amount of the derivatives of tin, tantalum or tungsten may be present in steel products manufactured by CMC, such conflict minerals come from scrap metal sources. Further, those conflict minerals are not necessary to the functionality or production of the manufactured steel.

With regard to products contracted for manufacture by CMC, it is CMC’s finding that certain specialty products acquired and re-sold by CMC during the subject period contained tin and tantalum necessary to their functionality and/or production. These products were tinplate, tantalum oxide, certain brass sheet, plate and rod, certain phosphor bronze rod and strip, and certain copper alloy tube. Based on this finding, CMC proceeded with an origin assessment as described below.

Reasonable Country of Origin Inquiry

CMC conducted a reasonable country of origin inquiry (“RCOI”) with respect to those products containing tin and tantalum necessary to their functionality and/or production. The RCOI was conducted in good faith and in full consideration of guidance contained in the Conflict Minerals Act Final Rule.

Specifically, CMC contacted suppliers and sources of tinplate, tantalum oxide, certain brass sheet, plate and rod, certain phosphor bronze rod and strip, and certain copper alloy tube. CMC employed questionnaires specifically designed to determine whether the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”) and/or were obtained from recycled or scrap sources.

Reasonable Country of Origin Inquiry Conclusion

All respondents indicated that tin and tantalum contained in and necessary to the functionality and/or production of the identified products originated outside of the Covered Countries and, in some instances, were from scrap material. CMC has evaluated the results of the RCOI in good faith and in consideration of guidance provided in the Conflict Minerals Act, and finds no reason to believe that conflict minerals necessary to the functionality or production of products CMC manufactured or contracted to manufacture during the 2014 calendar year, originated in the Covered Countries.

Item 1.02	Exhibit

Not required.

Section 2 – Exhibits

Item 2.01	Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMERCIAL METALS COMPANY

Date: June 1, 2015	By:	/s/ Paul K. Kirkpatrick
	Name:	Paul K. Kirkpatrick
	Title:	Vice President, General Counsel and Secretary